Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold” or “the “Company”) 666 Burrard Street, Suite 3110 Vancouver, British Columbia, V6C 2X8

Item 2.	Date of Material Change
March 26, 2012

Item 3.	News Release
A press release with respect to this material change report was issued by New Gold on March 26, 2012 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change
On March 26, 2012, New Gold announced that its board of directors has approved the adoption of a new shareholder rights plan effective Friday, March 23, 2012.

Item 5.	Full Description of Material Change

New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces that its board of directors has approved the adoption of a new shareholder rights plan (the “Rights Plan”), effective Friday, March 23, 2012.

The purpose of the Rights Plan is to provide shareholders and the board of directors with adequate time to consider and evaluate any unsolicited take-over bid made for New Gold’s common shares, provide the board of directors with adequate time to identify, develop and negotiate value-enhancing alternatives, and encourage the fair treatment of shareholders in connection with any take-over bid made for New Gold’s common shares. The Rights Plan is intended to prevent the acquisition of beneficial ownership of more than 20% of the outstanding common shares of New Gold or the entering into of arrangements or relationships that have a similar effect, without the board having had the opportunity to run a value-enhancing process.

The Rights Plan has been accepted for filing by the TSX, subject to certain conditions, including ratification by New Gold’s shareholders at its next annual meeting of shareholders scheduled to be held on May 2, 2012. If ratified by the shareholders, the Rights Plan will continue in force until the end of New Gold’s first annual meeting of shareholders following the third anniversary of the Rights Plan. New Gold is not aware of any specific take-over bid for New Gold that has been made or is contemplated.

In order to implement the Rights Plan, the board of directors has authorized the issuance of the rights to holders of New Gold common shares outstanding as of 5:00pm on April 2, 2012 (the “Record time”) at the rate of one right for each common share outstanding. The rights will automatically attach to the common shares outstanding as of the Record time and no further action will be required by shareholders.

Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a “permitted bid” and will not trigger the Rights Plan. These criteria require, among other things, that the bid be made by way of a take-over bid circular to all holders of voting shares other than the offeror under the bid, and remain open for acceptance by shareholders for at least 60 days. In the event a take-over bid does not meet the permitted bid requirements of the Rights Plan, the rights issued under the plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of New Gold at a significant discount to the market price.

A copy of the Rights Plan will be filed at www.sedar.com.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Susan Toews, Vice President Legal Affairs, and Corporate Secretary
(604) 639-2003

Item 9.	Date of Report
March 27, 2012

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities legislation.  Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: New Gold’s shareholders may vote against the adoption of the Rights Plan at the annual meeting expected to be held in May 2012, and risks discussed in the risk factors section in New Gold’s latest annual information form.  Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.